Exhibit 1

First Quarter 2011 Page 1 of 17

Stock Information:

NYSE ADR
Ticker: EDN

Buenos Aires Stock Exchange
Class B Shares
Ticker: EDN

Ratio: 20 Class B = 1 ADR

Investor Relations Contacts:

Ivana Del Rossi
Finance Manager
Tel:  5411.4346.5127

Veronica Gysin
Investor Relations
Tel: 5411.4346.5231

Edenor S.A.
6363 Del Libertador  Avenue, 4th Floor
(C1428ARG) Buenos Aires, Argentina
Fax: 5411.4346.5358

Email: investor@edenor.com

www.edenor.com.ar

EDENOR ANNOUNCES
 FIRST QUARTER 2011 RESULTS

Buenos Aires, Argentina, May 12, 2011 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the first quarter of 2011. All figures are stated in Argentine Pesos and have been prepared in accordance with Argentine GAAP. Solely for the convenience of the reader, Peso amounts as of and for the period ended March 31, 2011 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on March 31, 2011 of Ps. 4.054.
The following results are based on the simple financial statements of Edenor S.A.

First Quarter 2011 Highlights

Net Sales increased 3.2% to Ps. 592.1 million in the first quarter of 2011 from Ps. 573.5 million in the first quarter of 2010, mainly due to the 3.0% increase in the volume of electricity sold in the first quarter of 2011, vis a vis the first quarter of 2010.

Volume of Energy Sold increased 3.0% to 4,958 GWh in the first quarter of 2011 from 4,813 GWh in the first quarter of 2010. This increase was attributable to a 1.1% increase in the average GWh consumption per customer and a 1.9% increase in the number of customers.

Electric Power Purchases increased 6.2% to Ps. 297.7 million in the first quarter of 2011 from Ps. 280.3 million in the first quarter of 2010, mainly due to a 2.6% increase in the volume of electricity purchased, from 4,413 GWh in the first quarter of 2010 to 4,527 GWh in the first quarter of 2011 (excluding in each case the wheeling system demand) and an increase in energy losses, due to a change in the recording of the purchase price applied for its calculation.

Gross Margin increased 0.4% to Ps. 294.4 million in the first quarter of 2011 from Ps. 293.2 million in the first quarter of 2010, mainly due to the higher volume of energy sold which was partially offset by the increase in Electric Power Purchases.

Net Operating Income decreased 34.0% to Ps. 40.1 million in the first quarter of 2011 from Ps. 60.8 million in the first quarter of 2010 mainly due to an increase in transmission and distribution expenses of Ps. 16.5 million and an increase in administrative expenses of Ps. 5.8 million. It should be underscored that the effect of the PUREE collected in compensation for cost adjustments and tariffs increases is not reflected in our revenues, thus having no effect in our EBITDA.

Net Income decreased 33.3 million, to Ps. a loss of 28.3 million in the first quarter of 2011 from a gain of Ps. 5.0 million in the first quarter of 2010, mainly due to the increase in operating expenses and the increase in the financial results generated by liabilities, partially offset by permanent investment and goodwill amortization.

First Quarter 2011 Page 2 of 17

Discussion of Financial Results:

FINANCIAL HIGHLIGHTS
	1Q 2011 *	1Q 2010*	% Change vs.2010

Net Sales	592.1	573.5	3.2%
Electric power purchases	(297.7)	(280.3)	6.2%
Gross margin	294.4	293.2	0.4%
Net Operating Income	40.1	60.8	(34.0)%

* In millions of Argentine Pesos

Net sales

Our net sales increased 3.2 % to Ps. 592.1 million in the first quarter of 2011 from Ps. 573.5 million in the first quarter of 2010. Energy sales increased 3.5% (Ps. 20.3 million) to Ps. 595.1 million in the first quarter of 2011 from Ps. 574.9 million in the first quarter of 2010.

This increase was due to an increase of 3.0 % in the volume of energy sold, from 4,813 GWh sold in the first quarter of 2010 to 4,958 GWh sold in the first quarter of 2011, attributable to a 1.1 % increase in the average GWh consumption per customer and a 1.9 % increase in the number of customers. This increase was partially offset by an increase of Ps. 2.4 million in the fines and penalties deducted

As of March 31, 2011, net energy sales represented 97.8 % of our net sales; late payment charges, pole leases, connection and reconnection charges account for the remaining 2.2%.

Electric power purchases

The amount of electric power purchases increased 6.2 % to Ps. 297.7 million for the first quarter of 2011 from Ps. 280.3 million in the first quarter of 2010, mainly due to an increase of a 2.6 % in the volume of electricity purchased, from 4,413 GWh in the first quarter of 2010 to 4,527 GWh in the first quarter of 2011 (excluding the wheeling system demand). It is noteworthy that until February 2010, Edenor valued its total unrecognized losses at wholesale electricity price, for residential customers with bimonthly consumption levels below 1000KWh. Thereafter, the Secretary of Energy established a new mechanism for recovery of not recognized losses, that consists in, implementing higher prices than those used until the present and, also, to modify the calculation of physical values of the not recognized losses (depending on the % of Annual Moving Average).

First Quarter 2011 Page 3 of 17

Energy losses increased to 10.7 % in the first quarter of 2011 from 10.5 % in the first quarter of 2010.

Gross margin

Our gross margin increased 0.4 % to Ps. 294.4 million in the first quarter of 2011 from Ps. 293.2 million in the first quarter of 2010. This positive variation was mainly due to impact of the higher volume of energy and capacity sold and in the numbers of customers, described above.

Transmission and distribution expenses

Transmission and distribution expenses increased 11.3 % to Ps. 163.0 million in the first quarter of 2011 from Ps. 146.5 million in the first quarter of 2010, mainly due to:

▪	a Ps. 13.0 million increase in salaries and social security taxes due to salaries increases granted in 2010;
▪	a Ps. 1.9 million increase in depreciation of property, plant and equipment, and,
▪	a Ps. 1.8 million increase in outsourcing.

In terms of percentage of net sales, transmission and distribution expenses increased from 25.5 % in the first quarter of 2010 to 27.5 % in the first quarter of 2011.

The following table sets forth the principal components of our transmission and distribution expenses for the periods indicated:

	First Quarter ended March 31,
	1Q 2011	% of 1Q 2011 net sales	1Q 2010	% of 1Q 2010 net sales
	(in millions of Pesos, except percentages)
Salaries and social security taxes	Ps. 74.0	13.0%	Ps. 61.0	10.6%
Supplies	10.1	1.7%	10.4	1.8%
Outsourcing	30.0	5.1%	28.2	4.9%
Depreciation of property, plant & equipment	44.0	7.4%	42.1	7.3%
Others	4.9	0.8%	4.8	0.9%
Total	Ps. 163.0	27.5%	Ps. 146.5	25.5%

Selling expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as the allowance for doubtful accounts.

Selling expenses decreased 0.9 % to Ps. 46.1 million in the first of 2011 from Ps. 46.5 million in the first quarter of 2010, primarily as a result of a Ps. 3.1 million decrease in allowance for doubtful accounts;

First Quarter 2011 Page 4 of 17

This decreases was partially offset by a Ps. 2.4 million increase in the outsourcing in the first quarter of 2011 and a Ps. 1.7 million increase in salaries and social security taxes.
In terms of percentage net sales, selling expenses decreased from 8.1 % in the first quarter of 2010 to 7.8 % in the first quarter of 2011.

The following are the principal components of our selling expenses for the periods indicated:

	First Quarter ended March 31,
	1Q 2011	% on 1Q 2011 net sales	1Q 2010	% on 1Q 2010 net sales
	(in millions of Pesos, except percentages)
Salaries and social security taxes	Ps. 15.8	2.7%	Ps. 14.0	2.4%
Allowance for doubtful accounts	3.5	0.6%	6.5	1.1%
Outsourcing	13.9	2.4%	11.5	2.0%
Taxes and charges	3.5	0.6%	5.1	0.9%
Others	9.4	1.6%	9.4	1.7%
Total	Ps. 46.1	7.8%	Ps. 46.5	8.1%

Administrative expenses

Our administrative expenses include, expenses associated with accounting, payroll administration, personnel training, systems operations and maintenance.

Administrative expenses increased 14.6 % to Ps. 45.2 million in the first quarter of 2011 from Ps. 39.4 million in the first quarter of 2010, primarily as a result of:

▪	a Ps. 2.5 million increase in salaries and social security taxes due to salaries increases granted in 2010; and
▪	a Ps. 1.8 million increase in leases and insurance basically based on the new headquarter building lease contract.
These increases were partially offset by a decrease of Ps. 1.8 million in Outsourcing due to a minor activity.

In terms of percentage of net sales, administrative expenses increased from 6.9 % in the first quarter of 2010 to 7.6 % in the first quarter of 2011.

The following are the principal components of our administrative expenses for the periods indicated:

First Quarter 2011 Page 5 of 17

	First Quarter ended March 31,
	1Q 2011	% of 1Q 2011 revenues	1Q 2010	% of 1Q 2010 revenues
	(in millions of Pesos, except percentages)
Salaries and social security taxes	Ps. 18.0	3.0%	Ps. 15.5	2.7%
Computer services	8.0	1.4%	6.9	1.2%
Outsourcing	2.9	0.5%	4.7	0.8%
Advertising expenses	3.6	0.6%	4.3	0.7%
Others	12.7	2.2%	8.0	1.5%
Total	Ps. 45.2	7.6%	Ps. 39.4	6.9%

Net operating income

Net operating income decreased 34.0% (Ps. 20.7 million) from Ps. 60.8 million in the first quarter of 2010 to Ps. 40.1 million in the first quarter of 2011 due to the increases in transmission and distribution expenses (Ps. 16.5 million) and administrative expenses (Ps. 5.8 million). Both effects were partially offset by a slight increase in gross margin (Ps. 1.1 million).

Financial income (expenses) and holding gains (losses)

Financial income and holding gains generated by assets resulted in a gain of Ps. 8.4 million in the first quarter of 2011 compared to a gain of Ps. 1.4 million in the first quarter of 2010.

Financial expenses generated by liabilities which include financial interest, exchange results and other expenses, were a loss of Ps. 62.7 million in the first quarter of 2011 compared to a loss of Ps. 49.0 million in the first quarter of 2010.
This Ps. 13.7 million negative variation was basically the result of an increase of Ps, 11.3 million in interest expenses (Ps. 20.5 in the first quarter of 2010 compared to Ps. 31.8 million in the first quarter of 2011), due to the increase in the financial debt.

Other income (expense), net

Other incomes (expenses), net, includes mainly voluntary retirements, severance payments, net revenues or expenses from technical transportation services between electricity distribution companies and accrual for lawsuits.

We recorded a loss of Ps. 7.6 million in the first quarter of 2011 and a loss of Ps. 3.4 million in the first quarter of 2010.

This negative variation was primarily due to a decrease in other non operating income (Ps. 2.0 million) and an increase in accrued litigations expenses (Ps. 1.5 million).

First Quarter 2011 Page 6 of 17

Income tax on minimum presumed income

We recorded a tax gain of Ps. 5.9 million in the first quarter of 2011 compared to a charge of Ps. 12.4 million in the first quarter of 2010.

Net income

We recorded net loss of Ps. 28.3 million in the first quarter of 2011 compared to net income of Ps. 5.0 million in the first quarter of 2010, this decrease was mainly due to:

▪	the increases in administrative, transmission and distribution expenses, explained above; and
▪	the increase in financial results generated by liabilities. Both of which were partially offset by an increase in permanent investment and goodwill amortization

First Quarter 2011 Page 7 of 17

Operating Highlights

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

Capital Expenditures

During the first quarter of 2011, our capital expenditures amounted to Ps. 48.7 million, compared to Ps. 82.3 million in the first quarter of 2010. Our capital expenditures in the first quarter of 2011 consisted mainly of the following:

•	Ps. 41.2 million in new connections due to the increase in our customer base and grid enhancements;
•	Ps. 5.5 million in network maintenance and improvements;
•	Ps. 0.1 million in legal requirements;
•	Ps. 0.6 million in communications and telecontrol; and
•	Ps. 1.4 million of other investment projects.

First Quarter 2011 Page 8 of 17

HIGHLIGHTS

Re-opening 9.75% Senior Notes due 2022

On April 26, 2011 we re-opened and re-tapped the market issuing US$70 million of our 9.75% Senior Notes due 2022 at a price of 101.25. The book was nearly six times oversubscribed.

With the proceeds of this transaction, Edenor cancelled Ps. 280 million of short term loans granted to its subsidiaries EDEN and EMDERSA in February 2011.

Interest Coupon Currency Swaps

In order to hedge the risk of our Peso U.S Dollar debt exposure of the new issue, the Company entered into a coupon only currency swap contract with Deutsche Bank S.A., with EMTA base, in connection with US$70 million issued of our 2022 notes. The swap covers the coupons maturing in October 2011 and April and October of 2012. Coupons were swapped from 9.75% in US dollars to 10.95% fixed rate in Pesos at a fixed exchange rate of Ps.4.08 per US$.

Coupon	Int. Rate in US$	Int. Rate on average in Ar$	Interest Payment in US$	Exchange rate Ar$ / US$
Senior Notes Due 2022
Oct 2011	9.75%	10.95%	3,397,826.25	4.08
Apr 2012	9.75%	10.95%	3,397,826.25	4.08
Oct 2012	9.75%	10.95%	3,397,826.25	4.08

Refinancing of Intercompany loans with EDEN, EDESAL, EDELAR  and EDESA

On April 30, 2011, Edenor refinanced the Intercompany loans with is subsidiaries, at a rate of 16%, with interest payments on October 31, 2011 and April 30, 2012 and a final maturity on April 30, 2012.  The loans were made as follows: (i) Ps. 80 million to EDEN, (ii) Ps. 31.2 million to EDELAR, (iii) Ps. 131.3 million to EDESA, and (iv) Ps. 37.5 million to EDESAL.

Financial position

As of today, the outstanding principal amount of our dollar denominated financial debt  is US$ 324.8 million, consisting of US$ 300 million principal amount of Fixed Par Notes due 2022 and US$ 24.8 million principal amount of Senior Notes due 2017. In addition, the outstanding principal amount of our peso denominated debt is Ps. 46.6 million, consisting primarily of our Floating Rate notes due 2013.

First Quarter 2011 Page 9 of 17

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km.  In 2010, Edenor sold 19,292 GWh of energy and purchased 22,053 GWh of energy, with net sales of approximately Ps. 2.2 billion and net loss of Ps. 74.0 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call Information

There will be a conference call to discuss the Edenor’s quarterly results on Thursday, May 12, 2011, at 12:00 a.m. Buenos Aires time / 11:00 a.m. New York time.  For those interested in participating, please dial (888)233-0826 in the United States or, if outside the United States, +1(973) 935-8877.  Participants should use conference ID 66215784, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

There will be a replay of the conference call available from 05/12/2011 2.00pm BA Time to 05/14/2011 23.59 BA Time.  To access the replay, please dial 1(706) 645-9291 from outside the US and (800) 642-1687 from within the US. The Conference ID: 66215784.

For more information, please access www.edenor.com

First Quarter 2011 Page 10 of 17

Income Statement
(for the three month period ended March 31, 2011 and 2010
in thousands of U.S. dollars and Argentine Pesos)

	For the three month period ended March31,
	2011		2010

Net sales	USD 146,058	Ps. 592,120	Ps. 573,497
Electric power purchases	(73,444)	(297,743)	(280,265)
Gross margin	72,614	294,377	293,232
Transmission and distribution expenses	(40,197)	(162,959)	(146,499)
Selling expenses	(11,364)	(46,071)	(46,466)
Administrative expenses	(11,152)	(45,211)	(39,441)
Net operating (loss) income	9,900	40,136	60,826
Financial income (expense) and holding gains (losses):
Gain (loss) in permanent investments	673	2,729	0
Goodwill amortization	365	1,478	0
Generated by assets:
Exchange difference	2,032	8,237	10,332
Interest	1,175	4,763	4,154
Exposure to inflation and holding results	(204)	(828)	(9,560)
Tax on financial transactions	(935)	(3,791)	(3,512)
Generated by liabilities:
Financial expenses	(964)	(3,907)	(2,438)
Exchange difference	(5,122)	(20,764)	(21,519)
Interest expenses	(7,845)	(31,805)	(20,458)
Tax on financial transactions	(1,542)	(6,250)	(4,612)
Adjustment to present value of the notes	(4,377)	0	(304)
Gain/Loss from the repurchased of notes	(4,255)	(17,248)	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Bs.As.	166	674	7,859
Other income (expenses), net	(1,879)	(7,618)	(3,403)
Income before taxes	(8,435)	(34,194)	17,365
Income tax	1,461	5,922	(12,398)
Net income	(6,974)	(28,282)	4,967

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.054 per dollar, the buying rate as of March 31, 2010, solely for the convenience of the reader.

First Quarter 2011 Page 11 of 17

Cash Flow Statement
(for the three month period ended March 31, 2011 and 2010
in thousands of U.S. dollars and Argentine Pesos)

	For the three month period ended March 31,

	2011		2010

Net income for the period	USD(6,974)	Ps.(28,272)	Ps.4,967
Adjustment to reconcile net income to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	11,376	46,117	44,408
Retirement of property, plant and equipment	-	-	10
Gain from the sale of real property	-	-	-
Gain from investment in related company	(673)	(2,729)	(760)
Goodwill amortization	(365)	(1,478)	-
Gain from investments	(3,046)	(12,350)	-
Adjustment to present value of notes	-	-	304
Gain/Loss from the repurchase and redemption of notes	4,255	17,248	-
Exchange differences, interest and penalties on loans	12,967	52,569	39,456
Income tax	(1,461)	(5,922)	12,398
Allowance for doubtful accounts	780	3,164	3,977
Allowance for other doubtful account	74	300	2,557
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As	(166)	(674)	(7,859)
Changes in operating assets and liabilities:
Net increase in trade receivables	3,913	15,863	19,485
Net increase in other receivables	(2,950)	(11,960)	21,412

First Quarter 2011 Page 12 of 17

(Increase) decrease in supplies	(343)	(1,391)	(6,515)
Increase in trade accounts payable	1,466	5,945	28,726
Increase in salaries and social security taxes	(4,180)	(16,944)	(8,967)
Increase (decrease) in taxes	1,503	6,093	(1,278)
Increase in other liabilities	3,679	14,913	11,031
Increase for funds deriving from the Program for the rational use of electric power (PUREE)	16,246	65,860	44,802
Net increase in accrued litigation	96	391	1,082
Financial interest paid (net of interest capitalized)	(650)	(2,634)	833
Financial interest collected	3,279	13,295	1,873
Net cash flow provided by operating activities	(38,827)	157,404	211,942
Cash Flow from investing activities:
Addition to property, plants and equipment	(12,016)	(48,713)	(82,252)
Acquisition of permanent investments	(138,617)	(561,953)	-
Credits for loans granted to companies	(69,068)	(280,000)	-
Net cash flow used in investing activities	(219,701)	(890,666)	(82,252)
Cash Flow from financing activities:
Increase in loans	65,023	263,605	(18,333)
Net cash flows provided by (used in) financing activities	65,023	263,605	(18,333)

Cash variations:
Cash at beginning of year	166,957	676,843	228,372
Cash at end of year	51,107	207,186	339,729
Net increase (decrease) in cash	(115,850)	(469,657)	111,357

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.054 per dollar, the buying rate as of March 31, 2011, solely for the convenience of the reader.

First Quarter 2011 Page 13 of 17

Balance Sheet

(As of March 31, 2011 and December 31, 2010
in thousands of U.S. dollars and Argentine Pesos)

	As of March 31,		As of December 31,
	2011		2010
Current Assets:
Cash and banks	USD 2,995	Ps.12,141	Ps.8,611
Investments	48,112	195,045	668,232
Trade receivables	99,135	401,895	421,193
Other receivables	14,601	59,192	43,361
Supplies	3,166	12,834	12,407
Total current assets	168,009	681,107	1,153,804
Non-Current Assets:
Trade receivables	11,231	45,531	45,531
Other receivables	99,935	405,137	119,249
Investments	139,757	566,575	415
Supplies	5,973	24,213	23,249
Property, plant and equipment	910,725	3,692,078	3,689,482
Total non-current assets	1,167,621	4,733,534	3,877,926
Total assets	1,335,629	5,414,641	5,031,730
Current Liabilities:
Trade account payable	94,614	383,565	378,505
Loans	25,082	101,684	54,108
Salaries and social security taxes	39,966	162,023	180,432
Taxes	29,981	121,541	111,080
Other liabilities	1,070	4,338	4,542
Accrued Litigation	14,362	58,223	57,832
Total current liabilities	205,075	831,374	786,499
Non-Current Liabilities:
Trade account payable	12,795	51,869	50,984
Loans	325,191	1,318,325	1,035,113
Salaries and social security taxes	12,851	52,098	50,633
Taxes	2,160	8,758	8,989
Other liabilities	262,826	1,065,495	984,518
Accrued Litigation	1,681	6,816	6,816
Total non-current liabilities	617,504	2,503,361	2,137,053
Total liabilities	822,579	3,334,735	2,923,552
Shareholders’ equity	513,050	2,079,906	2,108,178
Total liabilities and shareholders’ equity	1,335,629	5,414,641	5,031,730

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.054 per dollar, the buying rate as of March 31, 2010, solely for the convenience of the reader.

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CONSOLIDATED FINANCIAL STATEMENTS OF EDENOR

•	Our consolidated net sales are Ps. 708.9 million, in the first quarter of 2011. Edenor represented 83.5% of the amount the rest corresponded 9.4% to EMDERSA and 7.1% to EDEN.

•	Our consolidated Gross Margin for the first quarter of 2011 is Ps.342.4 million. It is composed by Edenor in an 80.3%, by EMDERSA in an 11.6% and by EDEN in an 8.1%.

First Quarter 2011 Page 15 of 17

•	Our consolidated Operating Income for the first quarter of 2011 is Ps.61.7 million. It is composed by Edenor in a 65.0%, by EMDERSA in an 18.9% and by EDEN in a 16.1%.

Summary of the Distributor’s principal variables

First Quarter 2011 Page 16 of 17

Income Statement
(for the three month period ended March 31, 2011 and 2010
in thousands of U.S. dollars and Argentine Pesos)

	For the three month period ended March31,
	2011		2010

Net sales	USD 174,861	Ps. 708,888	Ps. 573,497
Electric power purchases	(84,462)	(342,409)	(280,265)
Gross margin	90,399	366,479	293,232
Transmission and distribution expenses	(46,093)	(186,860)	(146,499)
Selling expenses	(14,452)	(58,588)	(46,466)
Administrative expenses	(14,635)	(59,331)	(39,441)
Goodwill amortization	359	1,455	0
Net operating (loss) income	15,578	63,155	60,826
Financial income (expense) and holding gains (losses):
Generated by assets:
Exchange difference	2,007	8,137	10,332
Interest	341	1,382	4,154
Exposure to inflation and holding results	(365)	(1,479)	(9,560)
Taxes and other expenses	(2,554)	(10,353)	(3,512)
Generated by liabilities:
Exchange difference	(5,233)	(21,216)	(21,519)
Interest expenses	(9,183)	(37,228)	(20,458)
Taxes and other expenses	(1,603)	(6,497)	(7,050)
Adjustment to present value of the notes	0	0	(304)
Gain/Loss from the repurchased of notes	(4,255)	(17,248)	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Bs.As.	42	169	7,859
Other income (expenses), net	(2,032)	(8,238)	(3,403)
Income before taxes	(7,256)	(29,416)	17,365
Income tax	502	2,036	(12,398)
Investments in third parties	(220)	(892)
Net income	(6,974)	(28,272)	4,967

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.054 per dollar, the buying rate as of March 31, 2010, solely for the convenience of the reader.

First Quarter 2011 Page 17 of 17

Balance Sheet

(As of March 31, 2011 and December 31, 2010
in thousands of U.S. dollars and Argentine Pesos)

	As of March 31,		As of December 31,
	2011		2010
Current Assets:
Cash and banks	USD 13,750	Ps.55,744	Ps.8,611
Investments	51,800	209,998	668,232
Trade receivables	157,837	639,871	421,193
Other receivables	24,029	97,415	43,361
Supplies	4,371	17,719	12,407
Other assets	11	44	0
Total current assets	251,798	1,020,791	1,153,804
Non-Current Assets:
Trade receivables	11,278	45,722	45,531
Other receivables	16,198	65,666	119,249
Investments in permanent parties	102	415	415
Other investments		94
Supplies	5,973	24,213	23,249
Property, plant and equipment	1,375,880	5,577,817	3,689,482
Goodwill	(117,518)	(476,419)
Total non-current assets	1,291,936	5,237,508	3,877,926
Total assets	1,543,734	6,258,299	5,031,730
Current Liabilities:
Trade account payable	157,527	638,616	378,505
Loans	32,796	132,953	54,108
Salaries and social security taxes	52,508	212,868	180,432
Taxes	42,504	172,313	111,080
Other liabilities	21,843	88,550	4,542
Accrued Litigation	18,487	74,946	57,832
Total current liabilities	325,665	1,320,246	786,499
Non-Current Liabilities:
Trade account payable	14,450	58,579	50,984
Loans	348,463	1,412,669	1,035,113
Salaries and social security taxes	15,491	62,801	50,633
Taxes	3,349	13,576	8,989
Other liabilities	262,826	1,065,495	984,518
Accrued Litigation	2,410	9,769	6,816
Total non-current liabilities	646,988	2,622,889	2,137,053
Total liabilities	972,653	3,943,135	2,923,552
Investments in third parties	58,031	235,258	0
Shareholders’ equity	513,050	2,079,906	2,108,178
Total liabilities and shareholders’ equity	1,543,734	6,258,299	5,031,730

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.054 per dollar, the buying rate as of March 31, 2010, solely for the convenience of the reader.